                                                      Pursuant to Rule 424b5
                                                      Registration No. 333-50611

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 1, 1998

                                  $700,000,000

                           FORD MOTOR CREDIT COMPANY

          FLOATING RATE TERM ENHANCED REMARKETABLE SECURITIES(SM) ("TERMS(SM)")
                          ---------------------------

 The Floating Rate Term Enhanced ReMarketable Securities ("TERMS(SM)") of Ford Motor Credit Company ("Ford Credit") will bear interest at a floating rate to
August 27, 2001 (the "Initial Investor Maturity Date") equal to the Three Month
  LIBOR Rate, reset quarterly, plus 10 basis points. The TERMS are subject to mandatory tender to Credit Suisse First Boston Corporation, as Remarketing Dealer (the "Remarketing Dealer"), on each of (i) the Initial Investor Maturity Date and (ii) if, as described herein under "Description of the TERMS -- Tender of the TERMS; Remarketing -- Remarketing Dates; Adjustment to Maturity Date," the Initial Investor Maturity Date is designated as a Window Period Remarketing
    Date, the first day of each Window Recouponing Period and the Additional Remarketing Date. Each of the Initial Investor Maturity Date and the Additional
 Remarketing Date, if any, are referred to herein as a "Remarketing Date." The final maturity date (the "Maturity Date") is scheduled to occur on August 27, 2006 but may be adjusted as described herein due to the occurrence, if any, of either or both of (i) the Additional Remarketing Date or (ii) adjustment of the
 Maturity Date of the TERMS by Ford Credit at its option as herein provided. If the Remarketing Dealer for any reason does not purchase all TERMS on the Initial
                            Investor Maturity Date,

                                                   (continued on following page)

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   PRICE TO               UNDERWRITING DISCOUNTS             PROCEEDS TO
                                  PUBLIC(1)                  AND COMMISSIONS             FORD CREDIT(1)(2)(3)
                                  ---------               ----------------------         --------------------
Per TERMS...............          99.93068%                       .250%                       99.68068%
Total...................         $699,514,760                   $1,750,000                   $697,764,760

(1) Plus accrued interest, if any, from August 27, 1998.

(2) Before deducting expenses payable by Ford Credit estimated to be $400,000.

(3) Plus consideration received for the right to remarket the TERMS.

     The TERMS are offered by the several Underwriters specified herein when, as and if issued by Ford Credit, delivered to and accepted by the Underwriters and subject to the Underwriters' right to reject orders in whole or in part. It is expected that delivery of the TERMS will be made in book-entry form through the facilities of the Depository, on or about August 27, 1998, against payment in immediately available funds.

   CREDIT SUISSE FIRST BOSTON           NATIONSBANC MONTGOMERY SECURITIES LLC
SALOMON SMITH BARNEY                                     WARBURG DILLON READ LLC

                  Prospectus Supplement dated August 18, 1998
-------------------------
"Term Enhanced ReMarketable Securities(SM)" and "TERMS(SM)" are service marks owned by Credit Suisse First Boston Corporation.

(continued from previous page)

the first day of any Window Recouponing Period or the Additional Remarketing Date, as the case may be, Ford Credit will be required to repurchase all the TERMS on such date at 100% of the principal amount thereof plus accrued interest. As a result, whether or not the Initial Investor Maturity Date is a Window Period Remarketing Date, beneficial owners of TERMS on the Initial Investor Maturity Date, will, in all cases, (i) be entitled to receive 100% of the principal amount of the TERMS and (ii) be obligated to surrender the TERMS, in each case on the Initial Investor Maturity Date. In addition, if the Initial Investor Maturity Date is designated as a Window Period Remarketing Date, beneficial owners of TERMS on the first day of each Window Recouponing Period or the Additional Remarketing Date, as the case may be, will, in all cases (i) be entitled to receive 100% of the principal amount of the TERMS and (ii) be obligated to surrender the TERMS, in each case on the first day of such Window Recouponing Period and the Additional Remarketing Date, as the case may be.

     Interest on the TERMS accruing during the period from and including August 27, 1998 (the "Issue Date"), to but excluding, the Initial Investor Maturity Date (the "Initial Period") will be payable quarterly on February 27, May 27, August 27 and November 27 of each year (each such date an "Initial Interest Payment Date"), commencing on November 27, 1998. Interest on the TERMS accruing from the Initial Investor Maturity Date (if such date is not a Window Period Remarketing Date) or the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date) will be paid semiannually on each day that is a six-month anniversary of such date. Interest on the TERMS accruing during the period from and including the Initial Investor Maturity Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date) to, but excluding, the Additional Remarketing Date (the "Window Period"), if applicable, will be payable on the first day of each Window Recouponing Period commencing subsequent to the Initial Investor Maturity Date and on the Additional Remarketing Date. Each day on which interest is scheduled to be paid is hereinafter referred to as an "Interest Payment Date." Interest payable on any Interest Payment Date will be payable to the persons in whose names the TERMS are registered on the fifteenth calendar day (whether or not a Business
Day) immediately preceding the related Interest Payment Date; provided, that, in the case of any Interest Payment Date relating to the Window Period, interest will be payable on the first day of each Window Recouponing Period and on the Additional Remarketing Date to the person entitled to receive principal on such date.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              DESCRIPTION OF TERMS

     The following description of the particular terms of the TERMS offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. The TERMS are part of the Debt Securities registered by Ford Credit in May 1998 to be issued on terms to be determined at the time of sale. In addition to the TERMS offered hereby, Debt Securities in the approximate aggregate principal amount of $1,126,000,000 previously have been sold.

GENERAL

     The TERMS will be limited to $700,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will be scheduled to mature and be redeemed at par on August 27, 2006 (the "Maturity Date") which date may be reset due to the occurrence, if any, of the Window Period or as otherwise determined by Ford Credit at its option, as provided herein. The TERMS will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     The TERMS will bear interest from and including the Issue Date to, but excluding August 27, 2001 (the "Initial Investor Maturity Date") at the Initial Interest Rate determined in the manner provided below. The Initial Investor Maturity Date or, if the Initial Investor Maturity Date is designated as a Window Period Remarketing Date as described below under "Tender of the TERMS; Remarketing; Remarketing Dates; Adjustment to Maturity Date," the Additional Remarketing Date, will be the Remarketing Date for the TERMS. If the Remarketing Dealer elects to remarket the TERMS, except in the limited circumstances described herein, (i) the TERMS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Initial Investor Maturity Date, or the first day of each Window Recouponing Period and on the Additional Remarketing Date, as the case may be, on the terms and subject to the conditions described herein, and (ii) on and after each such date, the TERMS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below. See "Tender of TERMS; Remarketing" below.

     Under the circumstances described below, the TERMS are subject to redemption by Ford Credit from the Remarketing Dealer on the Initial Investor Maturity Date, or the first day of each Window Recouponing Period and on the Additional Remarketing Date, as the case may be. See "Redemption" below. If the Remarketing Dealer for any reason does not purchase all TERMS on the Initial Investor Maturity Date, or the first day of any Window Recouponing Period or on the Additional Remarketing Date, as the case may be, or elects not to remarket the TERMS, or in certain other limited circumstances described herein, Ford Credit will be required to repurchase all the TERMS on such date, at 100% of the principal amount thereof plus accrued interest, if any. See "Repurchase" below.

     Interest on the TERMS at the Initial Interest Rate accruing during the Initial Period will be payable quarterly on February 27, May 27, August 27 and November 27 of each year, commencing November 27, 1998. Interest on the TERMS accruing from the Initial Investor Maturity Date (if such date is not a Window Period Remarketing Date) or the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date) will be paid semiannually on each day that is a six-month anniversary of such date. Interest on the TERMS accruing during the Window

Period, if applicable, will be payable on the first day of each Window Recouponing Period and on the Additional Remarketing Date. Interest payable on any Interest Payment Date will be payable to the persons in whose names the TERMS are registered on the fifteenth calendar day (whether or not a Business
Day) immediately preceding the related Interest Payment Date; provided, that, in the case of any Interest Payment Date relating to the Window Period, interest will be payable to the persons to whom principal shall be payable on the first day of each Window Recouponing Period and on the Additional Remarketing Date. Interest on the TERMS (i) during the Initial Period will be computed as provided under "-- Determination of Applicable Interest Rate for Initial Period" and (ii) after the Initial Period will be computed on the basis of a 360-day year of twelve 30-day months; provided, that, interest accruing during each Window Interest Period in the Window Period will be computed on the basis of the actual number of days in such Window Interest Period over a 360-day year. "Business Day" and "LIBOR Business Day" shall have the respective meanings specified under "-- Determination of Applicable Interest Rate for Initial Period" below. As used herein, "Window Interest Period" means the period from and including the Window Period Remarketing Date to, but excluding, the next following Window Interest Reset Date and thereafter the period from and including a Window Interest Reset Date to, but excluding, the next following Window Interest Reset Date; provided, however that the final Window Interest Period in the Window Period shall commence on and include the Window Interest Reset Date immediately preceding the Additional Remarketing Date and end on, but exclude, the Additional Remarketing Date; and "Window Interest Reset Date" means the Window Period Remarketing Date and the Wednesday of each calendar week during the Window Period commencing on the first Wednesday occurring after the Window Period Remarketing Date; except that if the One Week LIBOR Rate is selected as the Reference Rate and such Window Interest Reset Date is not a LIBOR Business Day then such Window Interest Reset Date shall be the next succeeding LIBOR Business Day unless such next succeeding LIBOR Business Day falls in the next calendar month, in which case such Window Interest Reset Date shall be the preceding LIBOR Business Day.

     Interest payable on any Interest Payment Date and at the Maturity Date or date of earlier redemption or repurchase shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including the Issue Date if no interest has been paid or duly provided for with respect to the TERMS) to but excluding such Interest Payment Date or the Maturity Date or date of redemption or repurchase, as the case may be. If any Interest Payment Date or the Maturity Date or date of redemption or repurchase of TERMS falls on a day that is not a Business Day, the payment otherwise then due shall be made on the next Business Day with the same force and effect as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date or date of earlier redemption or repurchase, as the case may be; provided, however, that with respect to an Initial Interest Payment Date and an Interest Payment Date during the Window Period on which interest is based on the One Week LIBOR Rate, then if such Interest Payment Date is not a LIBOR Business Day then such Interest Payment Date shall be the next succeeding LIBOR Business Day unless such next succeeding LIBOR Business Day would fall in the next succeeding month, in which case such Interest Payment Date shall be the immediately preceding LIBOR Business Day.

     The TERMS will be issued in denominations of $1,000 and integral multiples thereof.

TENDER OF TERMS; REMARKETING

     Mandatory Tender. Provided that the Remarketing Dealer gives notice to Ford Credit, the Depository and the Trustee on a Business Day not earlier than fifteen nor later than five Business Days prior to the Initial Investor Maturity Date of its intention to purchase the TERMS for remarketing (the "Notification Date"), each TERMS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on each of (i) the Initial Investor Maturity Date, and (ii) if the Initial Investor Maturity Date is designated as a Window Period Remarketing Date, the first day of each Window Recouponing Period and the Additional Remarketing Date, except in the circumstances described under "-- Repurchase" or "-- Redemption" below. The purchase price for the TERMS to be paid by the Remarketing Dealer will equal 100% of the principal amount thereof. See "Notification of Results; Settlement" below. When the TERMS are tendered for remarketing, the Remarketing Dealer may remarket the TERMS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the Initial Investor Maturity Date (if such date is not a Window Period Remarketing Date) or the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date), the TERMS will bear interest at the Interest Rate to Maturity, determined as set forth under "-- Determination of Applicable Interest Rate Subsequent to Initial Period" below. During each Window Recouponing Period in the Window Period, if applicable, the TERMS will bear interest at the Window Period Interest Rate determined as set forth under "-- Determination of Applicable Interest Rate Subsequent to Initial Period" below. If the Remarketing Dealer elects to remarket the TERMS, the obligation of the Remarketing Dealer to purchase the TERMS on the applicable Remarketing Date and the first day of any Window Recouponing Period is subject, among other things, to the conditions that, since the Notification Date, no material adverse change in the condition of Ford Credit and its subsidiaries, considered as one enterprise, shall have occurred and be in effect, and that no Event of Default (as described under "Description of Debt Securities -- Events of Default and Notice Thereof" in the Prospectus), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default with respect to the TERMS shall have occurred and be continuing. If for any reason the Remarketing Dealer does not purchase all TERMS on the Remarketing Date or first day of a Window Recouponing Period, as the case may be, Ford Credit will be required to repurchase all the TERMS at a price equal to 100% of the principal amount thereof plus all accrued and unpaid interest, if any, on the TERMS to such date of purchase. See "-- Repurchase" below.

     The Initial Investor Maturity Date will be August 27, 2001. The Maturity Date of the TERMS is scheduled to occur on August 27, 2006, but may be adjusted due to the occurrence, if any, of either, or both of (i) the Window Period or
(ii) modification by Ford Credit of the Maturity Date of the TERMS.

     Remarketing Dates; Adjustment to Maturity Date. If the Remarketing Dealer elects to remarket the TERMS on the Initial Investor Maturity Date, then not later than 4:00 p.m., New York City time, on the fourth Business Day prior to the Initial Investor Maturity Date, Ford Credit may notify the Remarketing Dealer, the Trustee and the Depository by telephone, confirmed in writing, that it elects the Initial Investor Maturity Date to be a Window Period Remarketing Date (the "Window Period Remarketing Date"). If Ford Credit does not provide such notification, the Initial Investor Maturity Date will be the only Remarketing Date and, subject to the immediately following paragraph, the TERMS will mature on the Maturity Date. If Ford Credit provides such notification, then (i) the Additional Remarketing Date will be any one of the one week anniversary dates following the Initial Investor Maturity Date during the Window Period (or if any such day is not a Business Day, the next following Business
Day) designated by Ford Credit not later than the fifth Business Day prior to such one-week anniversary date (the "Additional Remarketing Date"); provided, however, that, if Ford Credit fails to so designate the Additional Remarketing Date during the Window Period, the Additional Remarketing Date will be the date that is the last day of the last Window Recouponing Period (or if such day is not a Business Day, the next following Business Day) and (ii) the Maturity Date of the TERMS, subject to the immediately following paragraph, will be a date that is the fifth year anniversary of the Additional Remarketing Date (whether or not a Business Day).

     Notwithstanding the foregoing paragraph, Ford Credit (upon notice by telephone, confirmed in writing, to the Remarketing Dealer, the Trustee and the Depository) may, at its option, elect to modify the Maturity Date of the TERMS by designating an anniversary of the Initial Investor Maturity Date (if there is no Window Period) or of the Additional Remarketing Date (if there is a Window Period) to an anniversary date not later than the fifth anniversary thereof as the Maturity Date of the

TERMS. Such notice must be given no later than 4:00 p.m., New York City time, on the fourth Business Day prior to the Initial Investor Maturity Date (if there is no Window Period) or no later than the designation by Ford Credit of the Additional Remarketing Date (if there is a Window Period).

     Determination of Applicable Interest Rate for Initial Period. The per annum interest rate on the TERMS in effect for each day of an Initial Interest Period will be equal to the Three Month LIBOR Rate plus 10 basis points (0.10%) (the "Initial Interest Rate"). The Initial Interest Rate for each Initial Interest Period will be set on the 27th day of the months of February, May, August and November of each year, except that the Initial Interest Rate for the first Initial Interest Period will be set on the Issue Date (each such date an "Initial Interest Reset Date"). If any Initial Interest Reset Date (other than the first Initial Interest Reset Date occurring on the Issue Date) and Initial Interest Payment Date would otherwise be a day that is not a LIBOR Business Day, such Initial Interest Reset Date and Initial Interest Payment Date shall be the next succeeding LIBOR Business Day, unless the next succeeding LIBOR Business Day is in the next succeeding calendar month, in which case such Initial Interest Reset Date and Initial Interest Payment Date shall be the immediately preceding LIBOR Business Day. "LIBOR Business Day" means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close. "Initial Interest Period" shall mean the period from and including an Initial Interest Reset Date to but excluding the next succeeding Initial Interest Reset Date and, in the case of the last such period, from and including the Initial Interest Reset Date immediately preceding the Initial Investor Maturity Date, to but not including the Initial Investor Maturity Date. If the Initial Investor Maturity Date is not a Business Day, then the principal amount of the TERMS plus accrued and unpaid interest thereon shall be paid on the next succeeding Business Day and no interest shall accrue for the Initial Investor Maturity Date or any day thereafter. "Business Day" shall mean any day that is not a Saturday or Sunday and that, in the City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     The "Three Month LIBOR Rate" shall mean the rate determined in accordance with the following provisions:

          (i) On the second day on which dealings in deposits in U.S. dollars are transacted in the London interbank market preceding each Initial Interest Reset Date (each such date a "LIBOR Interest Determination Date"), the The Chase Manhattan Bank (the "LIBOR Reference Agent"), as agent for Ford Credit, will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on such LIBOR Interest Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Markets Limited (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If the Three Month LIBOR Rate on such LIBOR Interest Determination Date does not appear on the Telerate Page 3750, such Three Month LIBOR Rate will be determined as described in (ii) below.

          (ii) With respect to a LIBOR Interest Determination Date for which the Three Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the LIBOR Reference Agent (the "Initial Period Reference Banks") at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The LIBOR Reference Agent will request the principal London office of each of such Initial Period Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month LIBOR Rate on such LIBOR Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of such quotations. If fewer than two quotations are provided, the Three Month LIBOR Rate on such LIBOR Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in New York City selected by the LIBOR Reference Agent at approximately 11:00 a.m., New York City time, on such LIBOR Interest Determination Date for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in New York City selected as aforesaid by the Remarketing Dealer are not quoting as mentioned in this sentence, the Initial Interest Rate for the Initial Interest Period commencing on the Initial Interest Reset Date following such LIBOR Interest Determination Date will be the Initial Interest Rate in effect on such LIBOR Interest Determination Date.

     The amount of interest for each day that a TERM is outstanding (the "Daily Interest Amount") during any Initial Interest Period will be calculated by dividing the Initial Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of such TERM. The amount of interest to be paid on such TERM for any Initial Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Initial Interest Period.

     The Initial Interest Rate on the TERMS during any Initial Interest Period will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

     Determination of Applicable Interest Rate Subsequent to Initial
Period. From, and including, the Initial Investor Maturity Date if such date is not a Window Period Remarketing Date or, from and including the Additional Remarketing Date, if the Initial Investor Maturity Date is a Window Period Remarketing Date, to but excluding the Maturity Date, the TERMS will bear interest at the Interest Rate to Maturity. From, and including, the Initial Investor Maturity Date if such date is a Window Period Remarketing Date to, but excluding, the Additional Remarketing Date (the "Window Period"), if applicable, the TERMS will bear interest for each Window Recouponing Period during the Window Period at the Window Period Interest Rate.

     The "Window Recouponing Period" means the period or periods within the Window Period, selected by Ford Credit, from the following alternatives:

          (a) each of the 104 successive one week periods from and including the Window Period Remarketing Date;

          (b) each of the 24 successive 30 day periods from and including the Window Period Remarketing Date;

          (c) each of the 8 successive 90 day periods from and including the Window Period Remarketing Date;

          (d) each of the 4 successive 180 day periods from and including the Window Period Remarketing Date;

          (e) each of the 2 successive one year periods from and including the Window Period Remarketing Date; or

          (f) the two year period from (and including) the Window Period Remarketing Date;

provided, however, that if on the Notification Date, Ford Credit's senior unsecured debt is not rated at least "Baa3" by Moody's Investors Service and "BBB-" by Standard & Poor's Ratings Group, or the equivalent thereof by each such rating agency at such time, then the Window Recouponing

Period means the period or periods within the Window Period, selected by Ford Credit, from the following alternatives:

          (v) each of the 52 successive one week periods from and including the Window Period Remarketing Date;

          (w) each of the 12 successive 30 day periods from and including the Window Period Remarketing Date;

          (x) each of the 4 successive 90 day periods from and including the Window Period Remarketing Date;

          (y) each of the 2 successive 180 day periods from and including the Window Period Remarketing Date; or

          (z) the one year period from (and including) the Window Period Remarketing Date;

provided, further, that if during the Window Period Ford Credit's senior unsecured debt ceases to be rated at least "Baa3" by Moody's Investors Service and "BBB-" by Standard & Poor's Ratings Group, or the equivalent thereof by each such rating agency at such time, and there is more than one year remaining in the Window Period, then the Window Period shall be shortened so that the Additional Remarketing Date is not more than 52 weeks from such event, and Ford Credit shall have the option in its sole discretion to select a new Window Recouponing Period by giving notice to the Remarketing Dealer, the Trustee and the Depository.

     The "Interest Rate to Maturity" shall be the per annum rate determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day immediately preceding the Initial Investor Maturity Date (if such date is not a Window Period Remarketing Date) or the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date) (the "Re-pricing Date"), to the nearest one hundred-thousandth (0.00001) of one percent per annum, and will be equal to the sum of the Base Rate plus the Applicable Spread, which will be based on the Dollar Price of the TERMS.

     "Base Rate" means 5.347%.

     The "Applicable Spread" will be the lowest bid indication, expressed as a spread (in the form of a percentage or number of basis points) above the Base Rate, obtained by the Remarketing Dealer on the Re-pricing Date from the bids quoted by five Reference Corporate Dealers for the full aggregate principal amount of the TERMS at the Dollar Price, but assuming (i) an issue date of the Initial Investor Maturity Date (if such date is not a Window Period Remarketing
Date) or the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date) with settlement on such date without accrued interest, (ii) a maturity date equal to the Maturity Date of the TERMS, and (iii) a stated annual interest rate, payable semiannually, equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such bid indications obtained as described above.

     "Dollar Price" means, with respect to the TERMS, the present value, as of the Initial Investor Maturity Date, of the Remaining Scheduled Payments discounted to the Initial Investor Maturity Date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate; provided that in the case of the Additional Remarketing Date and the first day of any Window Recouponing Period, the Dollar Price will be the Accreted Dollar Price; provided, further, that the Dollar Price in the case of the Initial Investor Maturity Date or the Additional Remarketing Date may be any other amount agreed to in writing by the Remarketing Dealer and Ford Credit.

     "Accreted Dollar Price" means, with respect to the Additional Remarketing Date or the first day of any Window Recouponing Period, the Dollar Price as of the Initial Investor Maturity Date (determined by the Remarketing Dealer on the Notification Date for the Initial Investor Maturity Date as if the Initial Investor Maturity Date were not a Window Period Remarketing Date) plus the product of (i) such Dollar Price less the principal amount of the TERMS as of the Initial Investor Maturity Date and (ii) the weighted average per annum Window Period Interest Rate for the Window Period and (iii) the number of days in the Window Period divided by 360.

     "Reference Corporate Dealers" means leading dealers of publicly traded debt securities of Ford Credit in The City of New York or Chicago (which shall include the Remarketing Dealer or one of its affiliates) selected by Ford Credit.

     "Remaining Scheduled Payments" means, with respect to the TERMS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only and assuming (i) a maturity date equal to the day that is five years from the Initial Investor Maturity Date of the TERMS (whether or not a Business Day) and, (ii) that Ford Credit did not elect the Initial Investor Maturity Date to be a Window Period Remarketing Date.

     "Treasury Rate" means the yield to maturity of the offered-side quote for the then current 5 Year US Treasury Bond or the interpolated yield of other then current US Treasury Bonds as agreed to by Ford Credit and the Remarketing Dealer, as the case may be, shown on Telerate page 500 (or any successor page), as of 11:00 a.m., New York City time, on the Notification Date. The 5 year offered-side yield will be used to determine the Dollar Price with respect to the determination of the Interest Rate to Maturity. In the event that the offered-side quote for any such Treasury Bond is no longer shown on Telerate page 500 and there is no successor page, the Treasury Rate will be calculated by the Remarketing Dealer and will be a yield to maturity of the arithmetic mean of the secondary market bid rates, as of approximately 11:00 a.m., New York City time, on the Notification Date, of five leading primary United States government securities dealers (which shall include the Remarketing Dealer or an affiliate of the Remarketing Dealer) selected by the Remarketing Dealer, excluding the highest (or one of the highest if there are more than one highest bid rates) and lowest (or one of the lowest if there are more than one of the lowest bid rates) of such bids, for an aggregate principal amount of the then current 5 Year US Treasury Bond, or the interpolated yield of other then current US Treasury Bonds as agreed to by Ford Credit and the Remarketing Dealer, as the case may be, equal to the full aggregate principal amount of the TERMS. If fewer than three such United States government securities dealers provide bids, the Treasury Rate shall be the average of such bids. If only one such United States government securities dealer provides such a bid, then the Treasury Rate shall be equal to such bid.

     The interest rate for each Window Recouponing Period during the Window Period will be reset on each Window Interest Reset Date during the Window Recouponing Period and will equal the Reference Rate plus the Basic Spread, in each case as calculated by the Remarketing Dealer (the "Window Period Interest Rate"). The "Window Interest Determination Date" applicable to a Window Interest Reset Date will be the second Business Day (or LIBOR Business Day if the Reference Rate is the One Week LIBOR Rate) preceding such Window Interest Reset Date; provided, however, that if the Reference Rate selected is the One Week LIBOR Rate, then such Window Interest Determination Date shall be a LIBOR Interest Determination Date. The interest rate in effect from and including the Window Period Remarketing Date which is the first day of the Window Period to, but excluding, the first Window Interest Reset Date during such Window Period will be determined as if the Window Period Remarketing Date were a Window Interest Reset Date and the Window Interest Determination Date for such Window Interest Reset Date were the second Business Day (or LIBOR Business Day) prior to the Window Period Remarketing Date.

     The "Reference Rate" means, with respect to each Window Interest Reset Date, one of the following indexes selected by Ford Credit and notified to the Remarketing Dealer no later than four Business Days prior to the Window Period Remarketing Date and no later than four Business Days prior to each Window Recouponing Period: (i) the per annum rate equal to the One Week LIBOR Rate, or the LIBOR rate for such other period as may be mutually agreed to by Ford Credit and the Remarketing Dealer, on the LIBOR Interest Determination Date, or (ii) the per annum rate equal to the average of the federal funds rates shown on Telerate page 5 (or any successor page) at

11:00 a.m., New York City time, on the Window Interest Determination Date and each of the four Business Days prior such Window Interest Determination Date, or
(iii) the one-week "AA" non-financial commercial paper rate, or the "AA" non-financial commercial paper rate for such other period as may be mutually agreed to by Ford Credit and the Remarketing Dealer, as shown on the internet world wide web page (or any successor page) of the Board of Governors of the Federal Reserve System (www.bog.frb.fed.us/releases/CP/) at 11:00 a.m., New York City time, on the Interest Determination Date. The One Week LIBOR Rate shall be determined by the Remarketing Dealer in the same manner as the LIBOR Reference Agent determines the Three Month LIBOR Rate, except, that, in the determination thereof, the term "One Week LIBOR Rate" shall be substituted for "Three Month LIBOR Rate", the term "Window Interest Reset Date" shall be substituted for the term "Initial Interest Reset Date" and the phrase "one-week maturity" shall be substituted for "three-month maturity" throughout.

     The "Basic Spread" will be the lowest bid indication, expressed as a spread (in the form of a percentage or number of basis points) above the Reference Rate, obtained by the Remarketing Dealer on the third Business Day prior to the Window Period Remarketing Date and the first day of each subsequent Window Recouponing Period from the bids quoted from five Reference Money Market Dealers on such date for the full aggregate principal amount of the TERMS at a dollar price equal to par, but assuming (i) an issue date of the Window Period Remarketing Date, or the first day of each subsequent Window Recouponing Period, as the case may be, with settlement on such date without accrued interest, (ii) a maturity date equal to the day that is the first day of the immediately following Window Recouponing Period or the last day of the Window Period, as the case may be, (iii) that the TERMS are callable by the Remarketing Dealer on a weekly basis after the Window Period Remarketing Date, (iv) that the TERMS will be repurchased by Ford Credit at par on the day that is the first day of the immediately following Window Recouponing Period or the last day of the Window Period, as the case may be, if not previously called by the Remarketing Dealer and (v) a stated annual interest rate, payable on the first day of the immediately following Window Recouponing Period or on the Additional Remarketing Date, as the case may be, equal to the Reference Rate plus the spread bid by the applicable Reference Money Market Dealer. If fewer than five Reference Money Market Dealers bid as described above, then the Basic Spread shall be the lowest of such bid indications obtained as described above.

     "Reference Money Market Dealers" means leading dealers, selected by Ford Credit, of publicly traded debt securities of Ford Credit in The City of New York or Chicago (which shall include the Remarketing Dealer or one of its affiliates) who are also leading dealers in money market instruments. Ford Credit will notify the Remarketing Dealer of the identity of such Reference Money Market Dealers no later than four Business Days prior to the Window Period Remarketing Date and the first day of each Window Recouponing Period.

     Notification of Results; Settlement. Provided the Remarketing Dealer has previously notified Ford Credit, the Depository and the Trustee on the Notification Date of its intention to purchase all TERMS on the Initial Investor Maturity Date, the Remarketing Dealer will notify Ford Credit, the Trustee and the Depository by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the third Business Day prior to the Initial Investor Maturity Date (if such date is not a Window Period Remarketing Date) or the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing
Date), of the Interest Rate to Maturity. If the Initial Investor Maturity Date is a Window Period Remarketing Date, the Remarketing Dealer shall provide Ford Credit, the Trustee and Depository with notice in accordance with the preceding sentence, on the second Business Day prior to the Initial Investor Maturity Date and of the first day of each Window Interest Period, of the Window Period Interest Rate which will be in effect during such Window Interest Period.

     All of the TERMS will be automatically delivered to the account of the Trustee, by book-entry through the Depository pending payment of the purchase price therefor, on the first day of each Window Recouponing Date and each Remarketing Date.

     In the event that the Remarketing Dealer purchases the TERMS on the first day of a Window Recouponing Period or a Remarketing Date, payment therefor will be made to the Depository for distribution by the Depository to the Depository participant (each, a "DTC Participant") of each beneficial owner of TERMS, by the close of business on such date against delivery through the Depository of such beneficial owner's TERMS, of 100% of the principal amount of the TERMS that have been purchased by the Remarketing Dealer. If the Remarketing Dealer does not purchase all of the TERMS on the first day of a Window Recouponing Period or a Remarketing Date, it will be the obligation of Ford Credit to make or cause to be made such payment for the TERMS, as described below under "Repurchase." In any case, payment of interest to the DTC Participant of each beneficial owner of TERMS due on the first day of a Window Recouponing Period or a Remarketing Date will be made by Ford Credit by book entry through the Depository by the close of business on such date.

     The transactions described above will be executed through the Depository in accordance with the procedures of the Depository, and the accounts of the respective DTC Participants will be debited and credited and the TERMS delivered by book-entry as necessary to effect the purchases and sales thereof.

     Transactions involving the sale and purchase of TERMS remarketed by the Remarketing Dealer will settle in immediately available funds through the Depository's Same-Day Funds Settlement System.

     The tender and settlement procedures described above, including provisions for payment by purchasers of TERMS in the remarketing or for payment to selling beneficial owners of TERMS, may be modified to the extent required by the Depository or to the extent required to facilitate the tender and remarketing of TERMS in certificated form, if the book-entry system is no longer available for the TERMS at the time of the remarketing. In addition, in accordance with the terms of the Indenture, the tender and settlement procedures set forth above may be modified in order to facilitate the tender and settlement process.

     As long as the Depository or its nominee holds the certificates representing any TERMS in the book-entry system of the Depository, no certificates for such TERMS will be delivered to reflect any transfer of such TERMS effected in the remarketing. In addition, under the terms of the TERMS and the Remarketing Agreement, Ford Credit has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, prior to the Additional Remarketing Date (i) it will use its best efforts to maintain the TERMS in book-entry form with the Depository or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the TERMS in book-entry form, and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the TERMS to be issued in certificated form.

     For further information with respect to transfers and settlement through the Depository, see "Description of Debt Securities -- Book-Entry, Delivery and Form" in the accompanying Prospectus.

     The Remarketing Dealer. Ford Credit and the Remarketing Dealer are entering into a Remarketing Agreement, the general terms and provisions of which are summarized below.

     In connection with the remarketing of the TERMS bearing the Interest Rate to Maturity, the Remarketing Dealer will sell the TERMS for distribution to the Reference Corporate Dealer that provides the lowest bid indication with respect to the determination of the Applicable Spread. The Remarketing Agreement provides the Remarketing Dealer with the right to match the lowest bid indication received from the Reference Corporate Dealers with respect to the determination of the Interest Rate to Maturity and to thereby have the right to distribute the TERMS.

     Ford Credit will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

     In the event that the Remarketing Dealer elects to remarket the TERMS as described herein, the obligation of the Remarketing Dealer to purchase TERMS from Holders of TERMS will be subject to several conditions precedent set forth in the Remarketing Agreement, including the conditions that, since the Notification Date, no material adverse change in the financial condition or results of operations of Ford Credit and its subsidiaries, considered as one enterprise, shall have occurred and be continuing and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the TERMS shall have occurred and be continuing. In addition, the Remarketing Agreement will provide for the termination thereof on or before a Remarketing Date or the first day of a Window Recouponing Period upon the occurrence of certain events as set forth in the Remarketing Agreement.

     No Holder of any TERMS shall have any rights or claims under the Remarketing Agreement or against the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such TERMS.

     The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective 10 days after the delivery to Ford Credit and the Trustee of notice of such resignation. In certain limited circumstances, the Remarketing Dealer may be terminated. In either such case, the Remarketing Dealer shall select its successor from a group of five broker-dealers of national standing identified by Ford Credit who, subject to certain conditions, may assume the Remarketing Dealer's rights and obligations under the Remarketing Agreement.

     The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the TERMS. The Remarketing Dealer, if a beneficial owner of any of the TERMS, may exercise any vote or join in any action which any beneficial owner of TERMS may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with Ford Credit as freely as if did not act in any capacity under the Remarketing Agreement.

REPURCHASE

     In the event that (i) the Remarketing Dealer for any reason does not notify Ford Credit of the Interest Rate to Maturity or of the Window Period Interest Rate by (a) in the case of the Interest Rate to Maturity, 4:00 p.m., New York City time, on the third Business Day prior to the (x) Initial Investor Maturity Date (if the Initial Investor Maturity Date is not a Window Period Remarketing
Date) or (y) the Additional Remarketing Date (if the Initial Investor Maturity Date is a Window Period Remarketing Date), or (b) in the case of the Window Period Interest Rate, 4:00 p.m., New York City time, on the second Business Day prior to (x) the Initial Investor Maturity Date or (y) the first day of any Window Interest Period, as the case may be, or (ii) prior to a Remarketing Date or the first day of any Window Recouponing Period, the Remarketing Dealer has resigned and no successor has been appointed on or before the third Business Day immediately preceding such date, or (iii) since the Notification Date, a material adverse change in the financial condition or results of operations of Ford Credit and its subsidiaries, considered as one enterprise, shall have occurred and be continuing or an Event of Default, or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the TERMS shall have occurred and be continuing, or any other event constituting a termination event under the Remarketing Agreement shall have occurred and be continuing, or (iv) the Remarketing Dealer for any reason elects not to purchase the TERMS for remarketing on a Remarketing Date or the first day of any Window Recouponing Period, as the case may be, or (v) the Remarketing Dealer for any reason does not purchase all tendered TERMS on the applicable Remarketing Date or the first day of any Window Recouponing Period, as the case may be, Ford Credit will repurchase the TERMS as a whole on such Remarketing Date at a price equal to 100% of the principal amount of the TERMS plus all accrued and unpaid interest, if any, on the TERMS to such date. In any such case, payment will be made by Ford Credit to the Trustee for payment to the DTC Participant of each tendering beneficial owner of TERMS, by book-entry through the Depository by the close of business on the Remarketing Date or the first day of any Window Recouponing Period, as the case may be, against delivery through the Depository of such beneficial owner's tendered TERMS.

REDEMPTION

     If the Remarketing Dealer elects to remarket the TERMS on a Remarketing Date, the TERMS will be subject to mandatory tender to the Remarketing Dealer for remarketing on a Remarketing Date and on the first day of any Window Recouponing Period, in each case subject to the conditions described above under "Tender of TERMS; Remarketing" and "Repurchase" and to Ford Credit's right to redeem the TERMS from the Remarketing Dealer as described in the next sentence. Ford Credit will notify the Remarketing Dealer, the Depository and the Trustee, not later than the fourth Business Day immediately preceding the Remarketing Date or the first day of any Window Recouponing Period, as the case may be, if Ford Credit irrevocably elects to exercise its right to redeem the TERMS, in whole but not in part, from the Remarketing Dealer on such date at the Optional Redemption Price.

     The "Optional Redemption Price" shall be the sum of (i) the greater of (x) 100% of the full aggregate principal amount of the TERMS and (y) the Dollar Price as of the Initial Investor Maturity Date, or the first day of a Window Recouponing Period or the Additional Remarketing Date (which, in the case of the first day of a Window Recouponing Period or the Additional Remarketing Date, will equal the Accreted Dollar Price), as the case may be, plus, in the case of either (x) or (y) above, accrued and unpaid interest to the applicable date of purchase.

BOOK-ENTRY, DELIVERY AND FORM

     The TERMS will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to the TERMS held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to the TERMS held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the TERMS will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant

European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the TERMS in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of the TERMS received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such TERMS settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of TERMS by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Shearman & Sterling, counsel to the Underwriters, the following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the TERMS is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with TERMS held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding TERMS as a hedge against currency risk or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the U.S. dollar. Persons considering the purchase of the TERMS should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the TERMS arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a Holder of a TERMS that is for United States Federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States Federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a TERMS is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a Holder of a TERMS that is not a U.S. Holder.

     The United States Federal income tax treatment of debt obligations such as the TERMS is not entirely certain. Because the TERMS are subject to mandatory tender on the Initial Investor Maturity Date, the Company intends to treat the TERMS as maturing on the Initial Investor Maturity Date for United States Federal income tax purposes. By purchasing the TERMS, the U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. Based on such treatment, interest on the TERMS will constitute "qualified stated interest" and generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. Holder's regular method of tax accounting). Under the foregoing, if the TERMS are issued to the Holder at par value or alternatively, the excess of the par value over the issue price does not exceed the statutory de minimis amount (generally 1/4 of 1% of the TERMS' stated redemption price at the Initial Investor Maturity Date multiplied by the number of complete years to the Initial Investor Maturity Date from its issue date), the TERMS will not be treated as having original issue discount.

     It is expected that the TERMS will be issued without having original issue discount. If, however, the TERMS are issued at a discount greater than the statutory de minimis amount, a Holder would be required to include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the Holder's regular method of accounting.

     Under the foregoing treatment, upon the sale, exchange or retirement of a TERMS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the TERMS. A U.S. Holder's adjusted tax basis in a TERMS generally will equal such U.S. Holder's initial investment in the TERMS increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such TERMS. Such gain or loss will generally be long-term capital gain or loss if the TERMS were held for more than one year. Gains recognized on capital assets held by an individual taxpayer for more than twelve months are subject to a 20% maximum rate.

     There can be no assurance that the Internal Revenue Service ("IRS") will agree with the Company's treatment of the TERMS and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the TERMS as maturing on the Maturity Date.

     In the event the TERMS were treated as maturing on the Maturity Date for United States Federal income tax purposes, because the interest rate for certain periods (i.e., the Window Period Interest Rate and the Interest Rate to Maturity) will not be determined until a later time, the TERMS would be treated as having contingent interest under the Internal Revenue Code of 1986, as amended (the "Code"). In such event, under Treasury Regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), the Company would be required to construct a projected payment schedule for the TERMS, based upon the Company's current borrowing costs for comparable debt instruments of the Company, from which an estimated yield on the TERMS would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the TERMS at the beginning of each interest accrual period and the estimated yield of the TERMS. In general, for these purposes, a TERMS' adjusted issue price would equal the TERMS' issue price increased by the interest previously accrued on the TERMS, and reduced by all payments made on the TERMS. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

     In addition, the character of any gain or loss, upon the sale or exchange of a TERMS (including a sale pursuant to the mandatory tender on the Initial Investor Maturity Date) by a U.S. Holder, will likely differ if the TERMS were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a TERMS, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Holder of the TERMS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the Holder. The statement may be made on an IRS Form W-8 or a substantially similar form, and the Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a TERMS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the Holder to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a TERMS, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the TERMS to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the TERMS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a TERMS to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

                              ERISA CONSIDERATIONS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code impose certain restrictions on (a) employee benefit plans (as defined in section 3(3) of ERISA), (b) plans described in section 4975(e)(1) of the Code, including individual retirement accounts or Keogh plans, (c) entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each a "Plan") as well as (d) persons who have certain specified relationships to such Plans ("Parties-in-Interest" under ERISA and "Disqualified Persons" under the Code). ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA and prohibits certain transactions between a Plan and Parties-in-Interest or Disqualified Persons with respect to such Plans.

     Ford Credit and the Remarketing Dealer, because of their activities or the activities of their respective affiliates, may be considered to be Parties-in-Interest or Disqualified Persons with respect to certain Plans. If the TERMS are acquired by a Plan with respect to which Ford Credit or the Remarketing Dealer is, or subsequently becomes, a Party-in-Interest or Disqualified Person, the purchase, holding or sale of TERMS could be deemed to be or result in a direct or indirect violation of the prohibited transaction rules of ERISA and the Code unless such transaction were subject to one or more statutory or administrative exemptions (such as Prohibited Transaction Class Exemption ("PTCE") 75-1, which exempts certain transactions involving employee benefit plans and certain broker-dealers, reporting dealers and banks; PTCE 84-14, which exempts certain transactions effected on behalf of a Plan by a "qualified professional asset manager"; PTCE 90-1, which exempts certain transactions between insurance company pooled separate accounts and Parties-in-Interest or Disqualified Persons; PTCE 91-38, which exempts certain transactions between bank collective investment funds and Parties-in-Interest or Disqualified Persons; PTCE 95-60, which exempts certain transactions between insurance company general accounts and Parties-in-Interest or Disqualified Persons; or PTCE 96-23, which exempts certain transactions effected on behalf of a Plan by an "in-house asset manager"). Even if the conditions specified in one or more of these exemptions are met, the scope of relief provided by these exemptions will not necessarily cover all possible prohibited transactions that could arise as a result of the purchase, holding or sale of the TERMS.

     Accordingly, prior to making an investment in the TERMS, a Plan should determine whether Ford Credit or the Remarketing Dealer is a Party-in-Interest or Disqualified Person with respect to such Plan and, if so, whether the transactions relating to the TERMS are subject to one or more statutory or administrative exemptions, including those described above.

     Prior to making an investment in the TERMS, each Plan fiduciary contemplating such an investment should consult with its legal advisors concerning the impact of ERISA and the Code and the potential consequences of such investment with respect to their specific circumstances. Moreover, each Plan fiduciary should take into account, among other considerations, whether the fiduciary has the authority to make the investment on behalf of the Plan; whether the purchase, holding or sale of TERMS would constitute or result in a direct or indirect transaction with any Party-in-Interest or Disqualified Person with respect to the Plan; and whether under the general fiduciary standards of investment procedure and diversification an investment in the TERMS is prudent and appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement and the Pricing Agreement, the Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and Nationsbanc Montgomery Securities LLC are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from Ford Credit the following respective principal amounts of the TERMS:

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                            ---------
       Credit Suisse First Boston Corporation..........       $300,000,000
       NationsBanc Montgomery Securities LLC...........        300,000,000
       Salomon Brothers Inc............................         50,000,000
       Warburg Dillon Read LLC.........................         50,000,000
                                                              ------------
            Total...........................................  $700,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the TERMS, if any are purchased. The Underwriting Agreement provides that, in the event of a default by one or more Underwriters, in certain circumstances other Underwriters may be substituted or the commitment of each non-defaulting Underwriter may be increased up to 10% or the Underwriting Agreement may be terminated. However, if the default involves more than one-eleventh of the aggregate principal amount of the TERMS, the Pricing Agreement relating to the TERMS may be terminated by Ford Credit or by 50% or more in interest of non-defaulting Underwriters, or, if not so terminated, less than all the TERMS may be sold.

     Ford Credit has been advised by the Underwriters that the Underwriters propose to offer the TERMS to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and, through the Representatives, to certain dealers at such price less a concession of 0.15% of the principal amount and the Underwriters and such dealers may allow a discount of 0.125% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the TERMS in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the TERMS originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Securities to be higher than it would otherwise be in the absence of such transactions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the TERMS in Canada is being made only on a private placement basis exempt from the requirement that Ford Credit prepare and file a prospectus with the securities regulatory authorities in each province where trades of TERMS are effected. Accordingly, any resale of the TERMS in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the TERMS.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of TERMS in Canada who receives a purchase confirmation will be deemed to represent to Ford Credit and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such TERMS without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of TERMS to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any TERMS acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Ford Credit. Only one such report must be filed in respect of TERMS acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of TERMS should consult their own legal and tax advisers with respect to the tax consequences of an investment in the TERMS in their particular circumstances and with respect to the eligibility of the TERMS for investment by the purchaser under relevant Canadian legislation.

                           FORD MOTOR CREDIT COMPANY

                                DEBT SECURITIES

     Ford Credit, in May 1998 and December 1997, respectively, registered with the Securities and Exchange Commission $10,000,000,000 and $5,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. In addition to the $10,000,000,000 principal amount of Debt Securities registered in May 1998 pursuant to the Registration Statement of which this Prospectus is a part, the principal amount of Debt Securities covered by this Prospectus includes $400,000,000 principal amount of Debt Securities registered in December 1997. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
     MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPEC-
       TUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 1, 1998.

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND CITICORP CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. THE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION REGARDING FORD AND FORD CREDIT (HTTP://WWW.SEC.GOV). SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, AND, WITH RESPECT TO FORD CREDIT, ALSO AT THE OFFICES OF THE AMERICAN STOCK EXCHANGE, INC., 86 TRINITY PLACE, NEW YORK, NEW YORK 10006, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus, the Prospectus Supplement and any Pricing Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (the "First Quarter 10-Q Report") and Ford Credit's Current Reports on Form 8-K dated January 12, 1998, February 3, 1998 (the "February 8-K Report"), February 11, 1998, March 30, 1998, April 16, 1998 and April 27, 1998 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit also conducts insurance operations through The American Road Insurance Company ("American Road") and its subsidiaries in the United States and Canada. American Road's business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.
                            ------------------------

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in automotive-related businesses, such as, financing and renting vehicles and manufacturing automotive components and systems.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through Ford's subsidiaries, Ford Credit and The Hertz Corporation.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of February 1, 1985, as supplemented from time to time (the "Indenture"), between Ford Credit and The Chase Manhattan Bank ("Chase"), Trustee. The term "Trustee", as used herein, shall mean Chase and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the respective Forms of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $10,400,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

BOOK-ENTRY, DELIVERY AND FORM

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including certain of the underwriters or agents), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debt Securities by Ford Credit the Depository will credit the accounts of Participants designated by the underwriters or agents with the principal amounts of the Debt Securities purchased by the underwriters or through the agents, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below or in the Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Debt Securities in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have a series of Debt Securities represented by Global Notes and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Unless otherwise specified in the Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01).

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof. (Section 10.05).

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING CHASE

     The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by H. D. Smith, Esq., Secretary and Corporate Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Smith is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries, including Ford Credit.

                                    EXPERTS

     The consolidated financial statements which are incorporated in this Prospectus by reference to the 1997 10-K Report and the February 8-K Report have been audited by Coopers & Lybrand L.L.P., 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1998 and 1997, included in the First Quarter 10-Q Report, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report included in the First Quarter 10-Q Report states that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FORD CREDIT OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FORD CREDIT OR FORD MOTOR COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
PROSPECTUS SUPPLEMENT
Description of TERMS.........................            S-2
Certain United States Federal Income
  Tax Considerations.................                   S-14
ERISA Considerations.........................           S-17
Underwriting.................................           S-18
Notice to Canadian Residents.................           S-19

PROSPECTUS

Available Information........................              2
Incorporation of Certain Documents by
  Reference..................................              2
Information Concerning Ford Credit...........              3
Information Concerning Ford..................              3
Use of Proceeds..............................              4
Description of Debt Securities...............              4
Plan of Distribution.........................              9
Legal Opinions...............................              9
Experts......................................             10

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                              [FORD MOTOR LOGO]


                                  FORD MOTOR
                                 CREDIT COMPANY

                                  $700,000,000

                          FLOATING RATE TERM ENHANCED
                          REMARKETABLE SECURITIES(SM)
                                 ("TERMS(SM)")


                             PROSPECTUS SUPPLEMENT


                           CREDIT SUISSE FIRST BOSTON
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                              SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC




 "Term Enhanced ReMarketable Securities(SM)" and "TERMS(SM)" are service marks owned by Credit Suisse First Boston Corporation
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